# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026434

REGISTRANT'S NAME: Mishibishu Gold Corp.

*CURRENT ADDRESS: ______

**FORMER NAME: ______

**NEW ADDRESS: ______

PROCESSED
APR 1 1 2002
THOMSON FINANCIAL

FILE NO. 82- 2682

FISCAL YEAR 9-30-01

*Complete for initial submissions only ** Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DATE : 1-18-02

# *MISHIBISHU GOLD CORPORATION*

## 2001 Annual Report

Windarra
Resource
Group

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

***Freedom of Information and Protection of Privacy Act:*** The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

## *ISSUER DETAILS*

| NAME OF ISSUER | | FOR QUARTER ENDED | | | DATE OF REPORT Y | M | D |
|---|---|---|---|---|---|---|---|
| MISHIBISHU GOLD CORPORATION | | 01 | 09 | 30 | 01 | 11 | 05 |

| ISSUER ADDRESS | | | | |
|---|---|---|---|---|
| #900 – 555 BURRARD STREET | | | | |
| CITY/ | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
| VANCOUVER | BC | V7X 1M8 | 604-893-7071 | 604-688-1508 |
| CONTACT PERSON | | CONTACT'S POSITION | | CONTACT TELEPHONE NO. |
| JUNE BALLANT | | CONTROLLER | | 604-688-1508 |
| CONTACT EMAIL ADDRESS | | WEB SITE ADDRESS | | |
| jballant@windarra.com | | | | |

## *CERTIFICATE*

*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED Y | M | D |
|---|---|---|---|---|
| *"STEVE BRUNELLE"* | STEVE BRUNELLE | 01 | 12 | 19 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED Y | M | D |
| *"JOHN PALLOT"* | JOHN PALLOT | 01 | 12 | 19 |

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

## AUDITORS' REPORT

To the Shareholders of
Mishibishu Gold Corporation

We have audited the balance sheets of Mishibishu Gold Corporation as at September 30, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

**"DAVIDSON & COMPANY"**

Vancouver, Canada

Chartered Accountants

November 5, 2001

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

# MISHIBISHU GOLD CORPORATION
## BALANCE SHEETS
## AS AT SEPTEMBER 30

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash and equivalents | $ 162,276 | $ 463,281 |
| Receivables | 1,828 | 5,498 |
| | 164,104 | 468,779 |
| **Due from Windarra Minerals Ltd.** (Note 3) | 147,820 | - |
| **Capital assets** (Note 4) | 3,622 | 1,486 |
| **Mineral properties** (Note 5) | 1 | 80,845 |
| **Deferred exploration costs** (Note 6) | 2 | 1,672,627 |
| **Long-term investments** (Note 7) | 35,000 | - |
| | $ 350,549 | $ 2,223,737 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 19,893 | $ 10,727 |
| **Shareholders' equity** | | |
| Capital stock (Note 8) | 9,172,727 | 9,162,727 |
| Deficit | (8,842,071) | (6,949,717) |
| | 330,656 | 2,213,010 |
| | $ 350,549 | $ 2,223,737 |

**Nature of operations** (Note 1)

**On behalf of the Board:**

| | | | |
|---|---|---|---|
| *"John Pallot"* | Director | *"Steve Brunelle"* | Director |
| John Pallot | | Steven Brunelle | |

The accompanying notes are an integral part of these financial statements.

# MISHIBISHU GOLD CORPORATION
## STATEMENTS OF OPERATIONS AND DEFICIT
## YEAR ENDED SEPTEMBER 30

| | 2001 | 2000 |
|---|---|---|
| **EXPENSES** | | |
| Administrative fees | $ 16,500 | $ 10,800 |
| Amortization | 710 | 637 |
| Audit and accounting | 26,450 | 13,430 |
| Business development | 10,000 | - |
| Corporate administration fee | 10,000 | 4,250 |
| Legal | 7,683 | 6,882 |
| Management fees | 31,800 | 10,618 |
| Office and miscellaneous | 15,234 | 19,509 |
| Public relations | 1,441 | 1,891 |
| Regulatory fees | 4,575 | 5,291 |
| Rent | 12,000 | 12,000 |
| Technical consulting fees | - | 21,600 |
| Transfer agent fees | 4,171 | 4,164 |
| Travel and related costs | 2,338 | 8,262 |
| **Loss from operations** | (142,902) | (119,334) |
| **OTHER ITEMS** | | |
| Interest and other income | 24,397 | 28,193 |
| Write-down of mineral properties and deferred exploration costs (Note 13) | (1,773,849) | - |
| | (1,749,452) | 28,193 |
| **Loss for the year** | (1,892,354) | (91,141) |
| **Deficit, beginning of year** | (6,949,717) | (6,858,576) |
| **Deficit, end of year** | $ (8,842,071) | $ (6,949,717) |
| **Basic and diluted loss per share** | $ (0.38) | $ (0.01) |
| **Average number of shares outstanding during the year:** | 23,286,249 | 23,185,153 |

The accompanying notes are an integral part of these financial statements.

# MISHIBISHU GOLD CORPORATION
## STATEMENTS OF CASH FLOWS
## YEAR ENDED SEPTEMBER 30

| | 2001 | 2000 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Loss for the year | $ (1,892,354) | $ (91,141) |
| Items not affecting cash: | | |
| Amortization | 710 | 637 |
| Write-down of mineral properties and deferred exploration costs | 1,773,849 | |
| Changes in non-cash working capital items: | | |
| (Increase) decrease in receivables | 3,670 | (4,025) |
| Increase (decrease) in accounts payable and accrued liabilities | 9,166 | (9,538) |
| Net cash used in operating activities | (104,959) | (104,067) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Deferred exploration costs | (55,380) | (7,622) |
| Acquisition of capital assets | (2,846) | - |
| Net cash used in investing activities | (58,226) | (7,622) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Capital stock issued | 10,000 | 25,000 |
| Due from related party | (147,820) | - |
| Net cash provided by (used in) financing activities | (137,820) | 25,000 |
| **Decrease in cash and equivalents during the year** | (301,005) | (86,689) |
| **Cash and equivalents, beginning of year** | 463,281 | 549,970 |
| **Cash and equivalents, end of year** | $ 162,276 | $ 463,281 |
| **Cash paid during the year for:** | | |
| Interest expense | $ - | $ - |
| Income taxes | - | - |

**Supplemental disclosure with respect to cash flows** (Note 12)

The accompanying notes are an integral part of these financial statements.

## 1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties. Based on the information available to date, the Company has not yet determined whether the mineral properties contain economically recoverable ore reserves.

The recoverability of the amounts comprising mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development and upon future profitable production. The Company is considered to be in the development stage.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and equivalents

Cash and equivalents represent highly liquid market investments with original maturity of three months or less.

### Capital assets

Capital assets are recorded at cost. Amortization is being provided for using the declining balance method of amortization at the rate of 30% per annum.

### Financial instruments

The Company's financial instruments consist of cash and equivalents, receivables, due from related party, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

### Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. Costs relating to these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or allowed to lapse. If reserves are developed the costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. Upon abandonment or sale of a project, all deferred costs relating to the project will be expensed in the year of abandonment or sale.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. Upon abandonment or sale of a project, all deferred costs relating to the project will be expensed in the year of abandonment or sale.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Long-term investments

Long-term investments are carried at cost. If it is determined that the value of the investment is permanently impaired, it is written-down to its estimated net realizable value.

Stock based compensation

The Company grants stock options in accordance with the policies of the Canadian Venture Exchange ("CDNX") as described in Note 8. No compensation expense is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Income taxes

Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

### Earnings (loss) per share

In accordance with the revised recommendations of Canadian Institute of Chartered Accountants ("CICA"), the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon the exercise of options warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and has no material impact on the amounts presented.

Loss per share is calculated using the weighted average number of shares outstanding during the year.

### Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. DUE FROM WINDARRA MINERALS LTD.

During the current year, the Company advanced $147,820 to its parent, Windarra Minerals Ltd. ("Windarra"). The loan bears interest at the Royal Bank of Canada prime rate, is unsecured and has no specific date of repayment. The fair value of this loan is not determinable as it has no specific repayment terms.

4. CAPITAL ASSETS

| | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value | Cost | Accumulated Amortization | Net Book Value |
| Computer equipment | $ 4,969 | $ 1,347 | $ 3,622 | $ 2,123 | $ 637 | $ 1,486 |

5. MINERAL PROPERTIES

| | Pukaskwa Claims | Total 2001 | Pukaskwa Claims | Total 2000 |
|---|---|---|---|---|
| Balance, beginning of year | $ 80,845 | $ 80,845 | $ 80,845 | $ 80,845 |
| Written-down during the year | (80,844) | (80,844) | - | - |
| Balance, end of year | $ 1 | $ 1 | $ 80,845 | $ 80,845 |

5. MINERAL PROPERTIES (cont'd...)

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Mishi Gold Property, Ontario

The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property, a 30 claim crown lease. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In accordance with recent recommendations by the CICA, the Company decided to write-down related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

Pukaskwa claims, Ontario

The Company holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter return. In accordance with recent recommendations by the CICA, the Company decided to write-down the mineral claims to a nominal value. The Company will continue to maintain these claims for future opportunities.

James Bay, Ontario

During the current year the Company signed an option agreement with Dumont Nickel Inc. ("Dumont") to earn a 50% interest in certain mineral claims located in the James Bay Lowland area, Ontario. In order to earn its interest, the Company was required to make the following expenditures:

i) Phase 1 - $35,000 by December 31, 2000 (paid);
ii) Phase 2 - $300,000 by June 30, 2001; and
iii) Phase 3 - $500,000 by June 30, 2002.

During the current year, management of the Company determined that it would not proceed with the development of the property and elected to terminate the agreement and to exchange its interest for 165,000 common shares of Dumont. In July 2001, the Company gave written notice to Dumont and is awaiting regulatory approval for the issuance of shares.

## 6. DEFERRED EXPLORATION COSTS

| | Mishi Gold Property | Pukaskwa Claims | Total 2001 | Mishi Gold Property | Pukaskwa Claims | Total 2000 |
|---|---|---|---|---|---|---|
| Balance, beginning of year | $ 488,049 | $ 1,184,578 | $ 1,672,627 | $ 480,427 | $ 1,184,578 | $ 1,665,005 |
| Data compilation | 1,820 | 325 | 2,145 | 1,388 | - | 1,388 |
| Field equipment and supplies | 1,430 | - | 1,430 | 1,210 | - | 1,210 |
| Field expenses | - | - | - | 93 | - | 93 |
| Geology, geophysics and prospecting | 3,600 | - | 3,600 | 800 | - | 800 |
| Lease rental and recording fees | 11,291 | - | 11,291 | 4,131 | - | 4,131 |
| Transportation | 457 | 1,457 | 1,914 | - | - | - |
| | 18,598 | 1,782 | 20,380 | 7,622 | - | 7,622 |
| Written-down during the year | (506,646) | (1,186,359) | (1,693,005) | - | - | - |
| Balance, end of year | $ 1 | $ 1 | $ 2 | $ 488,049 | $ 1,184,578 | $ 1,672,627 |

## 7. LONG-TERM INVESTMENTS

During the current year, the Company elected to exchange its interest in certain mineral claims for 165,000 common shares of Dumont. This transaction is subject to regulatory approval (Note 5).

## 8. CAPITAL STOCK

| | Number of Shares | Amount |
|---|---|---|
| Authorized | | |
| 100,000,000 common shares without par value | | |
| Issued | | |
| Balance as at September 30, 1999 | 23,068,258 | $ 9,137,727 |
| Private placement | 166,667 | 25,000 |
| Balance as at September 30, 2000 | 23,234,925 | 9,162,727 |
| Exercise of warrants | 66,667 | 10,000 |
| Balance as at September 30, 2001 | 23,301,592 | $ 9,172,727 |

8., CAPITAL STOCK (cont'd...)

**Stock options and warrants**

The Company follows the policies of the CDNX under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the policies, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following incentive stock options were outstanding at September 30, 2001:

| Number of Shares | Exercise Price | Expiry Date |
|---|---|---|
| 110,000 | $ 0.15 | August 24, 2004 |

The following share purchase warrants were outstanding at September 30, 2001:

| Number of Shares | Exercise Price | Expiry Date |
|---|---|---|
| 100,000 | $ 0.17 | January 21, 2002 |

Stock option transactions and the number of share options outstanding are summarized as follows:

| | Number of Options | | Weighted Average Exercise Price |
|---|---|---|---|
| Balance, September 30, 1999 | 2,285,000 | $ | 0.15 |
| Options granted | - | | - |
| Options cancelled/expired | (600,000) | | 0.15 |
| Options exercised | - | | - |
| Balance, September 30, 2000 | 1,685,000 | | 0.15 |
| Options granted | - | | - |
| Options cancelled/expired | (1,575,000) | | 0.15 |
| Options exercised | - | | - |
| Balance, September 30, 2001 | 110,000 | $ | 0.15 |

8. CAPITAL STOCK (cont'd...)

Following is a summary of the status of options outstanding at September 30, 2001:

| | Outstanding Options | | | Exercisable Options | |
|---|---|---|---|---|---|
| Exercise Price | Number | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number | Weighted Average Exercise Price |
| $0.15 | 110,000 | 2.90 years | $0.15 | 110,000 | $0.15 |

9. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid legal fees of $5,941 (2000 - $6,882) to a director and an officer of the Company.

b) Paid accounting fees of $10,800 (2000 - $7,200) to Windarra.

c) Paid office rent of $12,000 (2000 - $12,000) to Windarra.

d) Paid or accrued administrative fees of $16,500 (2000 - $10,800) to a company controlled by an officer of the Company.

e) Paid or accrued management fees of $31,800 (2000 - $10,618) to a director and officer of the Company.

f) Paid or accrued geological consulting fees of $3,600 (2000 - $21,600) to a director of the Company, which have been included in deferred exploration costs.

g) The Company accrued interest income of $2,820 (2000 - $Nil) from Windarra.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

## 10. INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates with the reported income taxes follows:

| | 2001 | 2000 |
|---|---|---|
| Loss before income taxes | $ (1,892,354) | $ (91,141) |
| Income taxes at Canada statutory rate of 44.6% (2000 – 45.62%) | $ (843,990) | $ (41,579) |
| Non-deductible expenses and add backs | 791,454 | 290 |
| Unrecognized benefits of non-capital losses | 52,536 | 41,289 |
| Total income taxes | $ - | $ - |

The significant components of the Company future income tax assets are as follows:

| | 2001 | 2000 |
|---|---|---|
| Future income tax assets: | | |
| Non-capital losses available for future periods | $ 340,950 | $ 295,009 |
| Resources deductions | 516,025 | 501,685 |
| Capital assets | 601 | 290 |
| | 857,576 | 796,984 |
| Valuation allowance | (857,576) | (796,984) |
| | $ - | $ - |

The Company has not recorded the potential future income tax benefits of operating losses totalling approximately $1,917,000 which, if not used, will expire through 2008.

Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $1,100,000 available to reduce taxable income of future years.

Future tax benefits which may arise as a result of these losses and resource deductions have been recognized in these financial statements as a valuation allowance.

## 11. SEGMENTED INFORMATION

The Company conducts substantially all of its operations in Canada in one business segment.

## 12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended September 30, 2001, in accordance with the option agreement, the Company elected to convert $35,000 in deferred exploration costs for 165,000 common shares of Dumont (Note 5).

During the year ended September 30, 2000 there were no significant non-cash transactions.

## 13. WRITE-DOWN OF MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

| | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Mineral Properties | Deferred Exploration Costs | Totals | Mineral Properties | Deferred Exploration Costs | Totals |
| Pukaskwa claims | $ 80,844 | $ 1,186,359 | $ 1,267,203 | $ - | $ - | $ - |
| Mishi Gold property | - | 506,646 | 506,646 | - | - | - |
| | $ 80,844 | $ 1,693,005 | $ 1,773,849 | $ - | $ - | $ - |

# MISHIBISHU GOLD CORPORATION
## FORM 51-901F – QUARTERLY AND YEAR END REPORT
## SEPTEMBER 30, 2001

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended September 30, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred exploration costs:

      See Note 6 in the attached audited financial statements.

   b) General and administrative expenses:

      See the statement of operations in the attached audited financial statements.

2. Related party transactions:

   See Note 9 in the attached audited financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued:

| Date | Type of Security | Type of Issue | Number | Price | Total Proceeds | Type of Consideration | Commission Paid |
|---|---|---|---|---|---|---|---|
| December 23, 2000 | Common shares | Exercise of warrants | 66,667 | $ 0.15 | $ 10,000 | Cash | N/A |

   b) Summary of options granted:

      There were no options granted during the period.

4. As at the end of the reporting period:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Shares issued and outstanding:

| | Number of Shares | Amount |
|---|---|---|
| Balance, September 30, 2001 | 23,301,592 | $ 9,172,727 |

   c) Options, warrants and convertible securities outstanding:

      See Note 8 in the attached audited financial statements.

   d) Number of escrow shares: Nil

**SCHEDULE B: SUPPLEMENTARY INFORMATION** (cont'd...)

5. List of directors and officers:

| | |
|---|---|
| Director and President: | William Anderson |
| Secretary: | June Ballant |
| Director: | S. David Anfield |
| Director: | John Pallot |
| Director: | Steven Brunelle |

**SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS**

*BUSINESS OPERATIONS*

The Company is in the business of exploring Canadian mineral properties to determine whether the mineral properties contain economically recoverable ore reserves. Historically, the Company's activities have been centered on precious metal properties in northern Ontario.

*MINERAL PROPERTIES AND EXPLORATION*

The Company's focus during the year 2001 period was to maintain its strategic property positions along the Mishibishu Lake Gold Belt in Northern Ontario.

The **Pukaskwa Property** covers a 14 km segment of the deformation zone which is the host to numerous gold anomalies and showings along its length highlighted in the west by the Champagne Vein where surface sampling averaged 16.2 grams gold per tonne across 1.3 meters along 180 meters of strike length and to the east by the Aardvark and East Zones. In accordance with recent recommendations by the CICA the Company decided to write-down the minerals claims to a nominal value.

The **Mishi Gold Property** covers a further 10 kilometer segment of the same deformation zone further to the east. This property hosts the Mishi Pit which was sold for $1.4 M to River Gold Mines Ltd. in 1998. The Mishi Pit contains a known reserve of 1.4 million tonnes averaging 4.26 grams gold per tonne and is expected to provide future mill feed to the River Gold Mines mill which is operating adjacent to this property. Numerous gold anomalies and surface showings have been identified on the properties and the Company is targeting its efforts to locate additional gold deposits that could provide feed to the nearby mill. It should be noted that the Company maintains certain milling rights at the River Gold mill facility through an earlier arrangement whereby River Gold acquired the mill. Recent Ontario government geologic efforts have identified several priority gold geochemical targets on the Company's properties that will be the subject of follow-up work. .In accordance with recent recommendations by the CICA the Company decided to write-down the minerals claims to a nominal value. The Company will continue to maintain its core property holdings in the area which have been reduced to lessen its annual carrying costs.

The Company participated in an airborne geophysical campaign in the **James Bay Lowlands** of Ontario with operating partner, Dumont Nickel Ltd. in search of the magnetic surface signatures for potential kimberlite pipes. The prospect of diamond occurrences has been significantly enhanced in this region with the recent discovery by DeBeers. The Company contributed $35,000 on this aeromagnetic survey and elected to convert its contribution to common shares of Dumont as per terms of the arrangement.

Mishibishu has one of the most significant land positions within the Mishibishu Lake Gold Belt and we are encouraged by the Ontario government's continuing commitment to the mining industry through technical support, research grants and tax incentives. Subject to market conditions, the Company will continue to advance its gold properties with an exploration program in the upcoming year, as well as continue to look for quality opportunities in the resource sector.

*FINANCIAL DISCUSSION*

The Company's administrative expenses this year were inline with the same period of the previous year. During the year, the Company spent $35,000 of flow thru funds on the James Bay Lowland area. The Company raised $10,000 from the exercise of flow thru warrants at a price of $.15 per share.

Management decided to write-down both the Mishi Gold and Pukaskwa properties at year end. This was done in accordance with recent recommendations by the CICA. This write-down of $1,773,849 had significant impact on the statement of operations which consequently resulted in a loss of $0.38 per share at year end.

At the end of September 30, 2001, the Company had a working capital of $292,031. Allowing for the same levels of expenditure and a modest field program, the Company has sufficient funds to carry out the Company's objectives during the next year. Should the Company identify a new project, the Company will probably have to raise additional capital.

*MANAGEMENT CHANGES*

On July 9 10, 2001, F. Eppie Canning resigned from the Board of Directors.

*INVESTOR RELATIONS*

The Company has not undertaken any investor relation activities. Management is currently responsible for all investor relations.

*LEGAL PROCEEDINGS*

There are no legal proceedings with the Company.

MISHIBISHU GOLD CORPORATION

Windarra Resource Group

# CORPORATE DATA

## HEAD OFFICE

9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC V7X 1M8
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com

## REGISTERED OFFICE & SOLICITOR

Anfield Sujir Kennedy & Durno
Attn: Jay Sujir
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

## REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

## AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

## DIRECTORS AND OFFICERS

William Anderson, President and Director
June Ballant, Secretary
John Pallot, Director
Steven Brunelle, Director
S. David Anfield, Director

## INVESTOR CONTACTS

Peter Dunfield
Tel: (604) 688-1508
Fax: (604) 893-7071

## CAPITALIZATION

| | |
|---|---|
| Authorized: | 100,000,000 |
| Issued: | 23,301,592 |
| Escrow: | Nil |
| Options: | 110,000 |
| Warrants: | 100,000 |

## LISTINGS

Canadian Venture Exchange
Trading Symbol: MGO
Cusip No.: 60485E 10 7

# MISHIBISHU GOLD CORPORATION

## NOTICE OF 2002 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2002 annual general meeting (the "Meeting") of members of Mishibishu Gold Corporation (the "Company") will be held in the Board Room, 9th Floor, 555 Burrard Street, Vancouver, British Columbia on January 21, 2002, at the hour of 10:00 a.m. for the following purposes:

(a) To receive and consider the report of the directors, the audited financial statements of the Company for the period ended September 30, 2001, and the report of the auditor thereon;

(b) To re-appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

(d) To elect directors for the ensuing year;

(e) To consider and, if thought fit, to approve

  (i) all stock options granted in the past year,

  (ii) the granting of directors', officers', and employees' incentive stock options,

  (iii) the establishment of any stock option plan proposed in the accompanying information circular, and

  (iv) the amendment of any past, present or future stock options, stock option agreements, or stock option plans,

  providing the same are in accordance with the policies of the Canadian Venture Exchange (the "Exchange") and notice thereof is filed with the Exchange;

(f) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

**Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 688-4301, or the Company's office, 9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre, Vancouver, BC, V7X 1M8, Facsimile No.: (604) 893-7071, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.**

DATED at the City of Vancouver, in the Province of British Columbia, as of the 19th day of December, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

*"William Anderson"*

WILLIAM ANDERSON,
President and Director

# MISHIBISHU GOLD CORPORATION

## INFORMATION CIRCULAR
as at and dated December 19, 2001

### Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of Mishibishu Gold Corporation (the "Company") for use at the 2002 annual general meeting (the "Meeting") of members of the Company to be held on January 21, 2002, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

### Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of Computershare Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 688-4301, or the Company's office, 9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre, Vancouver, BC, V7X 1M8, Facsimile No.: (604) 893-7071, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of Computershare Trust Company or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

### Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

### Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on November 23, 2001, pursuant to the requirements of section 111 of the *Company Act* of British Columbia and section 4 of the "Regulation" to the *Company Act*.

### Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 100,000,000 common shares without par value. As at the date of this information circular, 23,301,592 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. December 17, 2001, has been fixed in advance by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation:

| Name | Number of Voting Securities | Percentage |
|---|---|---|
| Windarra Minerals Ltd.[2] | 10,801,125 | 46.35% |

[2]*A company whose shares are listed and posted for trading on the Canadian Venture Exchange and the Toronto Stock Exchange and which has common directors and officers with the Company.*

## Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of **Davidson & Company, Chartered Accountants** as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors. Davidson & Company, Chartered Accountants, was first appointed as the Company's auditor on March 22, 2001.

## Election of Directors

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

| Name and Address of Nominee and Present Position with Company | Principal Occupation | Period From Which Nominee Has Been Director | Number of Approximate Voting Securities[1] |
|---|---|---|---|
| **William Anderson**<br>Vancouver, BC<br>President and Director | Self-employed businessman; Solicitor | March 22, 2001 | Nil |
| **Steven Brunelle**<br>Toronto, ON<br>Director | Geologist; Director and Officer of several reporting companies; | December 29, 2000 | 233,334 |
| **S. David Anfield**<br>Gabriola Island, BC<br>Director | Partner of Anfield Sujir Kennedy & Durno, Barristers & Solicitors | August 21, 1995 | Nil |
| **John Pallot**<br>New Westminster, BC<br>Director | Service Representative, Telus | March 31, 1993 | 11,766 |

[1] voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed an executive committee.

As the Company is a reporting company the directors of the Company are required to elect from their number an audit committee. **William Anderson, Steven Brunelle and John Pallot** are the three directors elected by the board of directors of the Company to the audit committee.

## Statement of Executive Compensation

### Compensation to Executive Officers

Currently, William Anderson is the only Named Executive Officer of the Company as defined in Form 41 prescribed by the "Regulations" under the *Securities Act* of the Province of British Columbia.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Directors' and Key Employees' Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

*Summary Compensation Table*

| | | Annual Compensation | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($)[1] | Securities Under Options/SARs Granted (#) | Restricted Shares or Restricted Share Units ($) | LTIP Payouts ($) | All Other Compensation ($)[2] |
| William Anderson[3] President | 2001 | Nil | Nil | Nil | Nil | Nil | Nil | $31,800 |
| F. Eppie Canning[4] former President | 2001 | Nil | Nil | Nil | Nil | Nil | Nil | $16,500 |
| | 2000 | Nil | Nil | Nil | 400,000[5] | Nil | Nil | $10,800 |
| | 1999 | Nil | Nil | Nil | Nil | Nil | Nil | $10,800 |
| John Magee former President | 2000 | Nil | Nil | Nil | Nil | Nil | Nil | $21,600 |
| | 1999 | Nil | Nil | Nil | 400,000[5] | Nil | Nil | $30,300 |

1 the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus
2 for further details, refer to the heading "Interest of Insiders In Material Transactions" below
3 Mr. Anderson was appointed President of the Company since March 22, 2001.
4 Ms. Canning resigned as President of the Company on March 22, 2001.
5 Due to the resignations of Ms. Canning and Mr. Magee, these options have terminated.

### Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended September 30, 2001.

### Options & SARs Granted to Named Executive Officers

No individual grants of options to purchase or acquire securities of the Company or its subsidiaries, if any, or stock appreciation rights ("SARs") as defined in Form 41 prescribed in the "Regulations" under the *Securities Act* of British Columbia were made to Named Executive Officers of the Company during the year ended September 30, 2001.

## Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

## Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended September 30, 2001.

## Management Contracts

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

## Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended September 30, 2001.

## Interest of Insiders In Material Transactions

During the year ended September 30, 2001, the Company paid or accrued:

- administrative fees of $16,500 to F. Eppie Canning, the former President of the Company;
- administrative fees of $31,800 to William Anderson, the President of the Company; and
- geological consulting fees of $3,600 to Steven Brunelle, a director of the Company.

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

## Particulars of Other Matters to be Acted Upon

### Directors' and Key Employees' Stock Options

The current Exchange policies applicable to Tier 2 companies provide that no more than 10% of the issued share capital of the company can be made subject to director's and employee's stock options at any one time unless the company has adopted a stock option plan and no more than 5% of the issued share capital of the company may be reserved for issuance to any one individual at the time of the grant of the stock options. Under certain circumstances options may be granted to consultants and investor relations personnel. The price at which the options may be granted is based on the trading price of the Company's shares less any permitted discount.

If options are to be established under a stock option plan, the number of shares reserved for issuance under the plan must be fixed as to a number and the Exchange will generally not accept a reservation of more than 20% of the Company's issued capital for the grant of options under the plan.

### Shareholder Approval

Under the policies of the Canadian Venture Exchange, Shareholder Approval must be obtained to any stock option plan or grant that, together with previously established stock options plans or grants, could result at any time in the number of shares reserved for issuance under stock options exceeding 10% of the issued shares of the Company.

Similarly, under the Exchange policies, Disinterested Shareholder Approval (as defined below) for the grant of stock options must be obtained where:

a. Insiders who are not directors or senior officers of the Company are receiving stock options as consultants of the company, or

b. a stock option plan, together with all of the company's other previously established or proposed stock option grants could result at any time in:

   i. the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue,

   ii. the issuance to Insiders, within a one year period of a number of shares exceeding 10% of the outstanding issue, or

   iii. the issuance to any one Insider and such Insider's associates, within a one year period of a number of shares exceeding 5% of the outstanding issue.

As a consequence, approval from both the members as a whole and Disinterested Shareholders is being sought by management to an empowering resolution approving all stock options granted in the past year, all stock option agreements and stock options amended in the past year, and for the grant of any new stock options; the establishment of any stock option plan proposed herein, and the amendment of any stock option plans, stock option agreements or stock options which may be issued or granted by the Company in the ensuing year providing the same are in accordance with the policies of the Canadian Venture Exchange (the "Exchange"). By passing the empowering resolution, members and Disinterested Shareholders will be providing the approvals referred to above in respect of all stock options granted in the past year, the amendment of any stock option agreements and stock options amended in the past year, and the granting of any stock options, the establishment of any stock option plans, and the amendment of any stock option plans, stock option agreements or stock options by the Company in the ensuing year, including all matters concerning stock options of the Company described herein. As a consequence of obtaining the approvals of members and Disinterested Shareholders as sought, the Company will not be required to seek further approval of shareholders to any matter concerning stock options in the ensuing year. Shareholder approval is requested at this time in order to save the Company the expense of convening an extraordinary meeting of members specifically for the purpose of approving a specific grant of Insiders' stock options or any amendment to any existing stock option plans, stock option agreements or stock options made after the date of the Meeting. Management has no present intention of issuing any additional insiders' stock options or amending any Stock Option Plan or any stock option agreements at this time other than as referred to in this Circular or publicly announced prior to the Meeting.

Disinterested Shareholder Approval is defined as the approval of a majority of the votes cast at the shareholders meeting other than votes attaching to securities beneficially owned by:

a. Insiders to whom shares may be issued pursuant to the stock option plan, and
b. Associates of such Insiders.

On the motion concerning stock options, the Company will determine the Disinterested Shareholders at the Meeting and record separately in the minutes of the Meeting the determination of:

a. all members, including Disinterested Shareholders, an
b. Disinterested Shareholders.

The Exchange policies governing the grant of Incentive Stock Options are available for review during regular business hours at the office of the Company's solicitor, Anfield Sujir Kennedy & Durno, Barristers & Solicitors, 1600 - 609 Granville Street, Vancouver, BC, V7Y 1C3.

The following is a summary of stock option matters for which the Company is seeking shareholder approval:

Stock Options for the Ensuing Year

The Company intends to reserve 10% of the issued treasury shares of the Company for issuance to directors and key employees pursuant to stock option agreements entered into with them or to be entered into with them subject to Exchange approval and subject to disinterested member approval being obtained with respect to options granted to Insiders of the Company. Options granted will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

Each option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be a director, officer or employee or (b) such date as the board may determine at the time of grant.

Approval of members is sought for the ratification of all stock options granted in the past year; the establishment of directors', and employees' incentive stock option plans; the granting of directors', officers' and employees' incentive stock options; the power to amend any past, present or future stock option plans or stock options now in effect or which may be granted pursuant to the resolution being placed before the members, always in accordance with the policies of and subject to the approval of the Exchange.

Stock Option Plan

The Company is not establishing a stock option plan this year.

Stock Options Granted and Exercised in the Past Year

No incentive stock options were granted or exercised during the year ended September 30, 2001.

Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

**BY ORDER OF THE BOARD OF DIRECTORS**

*"William Anderson"*

**William Anderson,**
**President and Director**

# MISHIBISHU GOLD CORPORATION (the "Company")



## PROXY

| | | | |
|---|---|---|---|
| **Type of Meeting:** | **Annual General Meeting** | **Meeting Time:** | **10:00 a.m., Pacific Time** |
| **Meeting Date:** | **January 21, 2002** | **Meeting Location:** | **Boardroom, 9th Floor, 555 Burrard Street, Vancouver, BC, V7X 1M8** |

**This proxy is solicited by the management of the Company.**

The undersigned registered shareholder of the Company hereby appoints **William Anderson**, or failing him, **June Ballant**, both Officers of the Company, or in the place of the foregoing, ____________________________________, *(Please Print Name)* as proxyholder for and on behalf of the undersigned, with the power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual general meeting of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the meeting or any adjournment thereof.

**Resolutions** (for full details of each item please see the notice of meeting and information circular which accompanied this proxy form).

| | | For | Against | Abstain |
|---|---|---|---|---|
| 1. | Approving acts of Directors: | ______ | ______ | ______ |
| 2. | Approving Incentive Stock Options: | ______ | ______ | ______ |

| | | For | Withhold |
|---|---|---|---|
| 3. | Appointing **Davidson & Company** as auditor at a remuneration to be fixed by the Directors | ______ | ______ |
| 4. | Electing **William Anderson** as director: | ______ | ______ |
| 5. | Electing **Steven Brunelle** as director: | ______ | ______ |
| 6. | Electing **S. David Anfield** as director: | ______ | ______ |
| 7. | Electing **John Pallot** as director: | ______ | ______ |

**The undersigned hereby revokes any proxy previously given to attend and vote at the meeting**

______________________________________________

*(Signature)* *(Date)*

______________________________________________

Please Print Name

**Number of securities held if not otherwise specified.**____________________

This proxy form is not valid unless it is signed and dated. If someone other than the registered shareholder of the Company signs this proxy on the shareholder's behalf, authorizing documentation acceptable to the Chairman of the meeting must be deposited with this proxy form. See reverse.

Subject to the discretion of the chairman of the meeting, to be effective, this proxy form must be received at the office of **Computershare Trust Company of Canada**, or the Company, by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting. The following are the mailing address and facsimile number of **Computershare Trust Company of Canada, Fourth Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 683-3694. and the Company, 9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre, Vancouver, BC, V7X 1M8, Facsimile No.: (604) 893-7071.**

Notes:

1. If you cannot attend the meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, sign and date and return the proxy form. **You have the right to appoint another person, who need not be a shareholder of the Company, to attend and act for you and on your behalf at the meeting.** If you wish to appoint another person, you may do so by crossing off the names of the management nominees and inserting your appointed proxyholder's name in the space provided. Your appointed proxyholder will then have to attend the meeting if your vote is to be counted. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2. The securities represented by this proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder. In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.** With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

3. If you have returned a proxy form and later decide to vote in person, you may do so by attending the meeting. Please register your attendance with the Company's scrutineers at the meeting and inform them that you have previously returned a proxy form.

4. If the proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation's common seal, the power of attorney or a director's resolution, as the case may be, or a notarial copy thereof, must accompany the proxy form.

5. A Proxy, to be effective, must be deposited at the office of the Company or the Trust Company, as noted above, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

# MISHIBISHU GOLD CORPORATION

**TO:** Registered Members

**AND TO:** Non-Registered Security Holders

National Policy Statement No. 41 provides Registered Members and Non-Registered Security Holders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive interim financial statements or, in the Company's discretion, the Company's quarterly reports with financial statements appended thereto. If you wish to receive such information, please complete and return this form to:

**Mishibishu Gold Corporation**
9th Floor, 555 Burrard Street
PO Box 273, Two Bentall Centre
Vancouver, BC
V7X 1M8

NAME: ______________________________
(Please Print)

ADDRESS: ______________________________

______________________________

POSTAL CODE: ______________________________

I hereby certify that I am either a Registered Member or a Non-Registered Security Holder of the Company.

Dated this ______ day of ______________, 2001.

______________________________
(Signature)